1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 27, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTIONS
REVISION OF ANNUAL CAP UNDER
THE PROVISION OF ALUMINUM AND ALUMINUM ALLOY INGOTS
AND ALUMINUM FABRICATION SERVICES AGREEMENT

Reference is made to the announcement of the Company dated 27 October 2009 and the circular of the Company dated 13 November 2009 in relation to, among other things, the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement entered into between the Company and Xinan Aluminum.

Xinan Aluminum itself was formerly a connected person of the Company by reason of its being a 40% shareholder in Chalco SW Aluminum, a subsidiary of the Company. Upon Chinalco's further share acquisition resulting in its holding an aggregate of 49.96% interest in Xinan Aluminum in December 2011, Xinan Aluminum became an associate of Chinalco and at the same time, Chalco SW Aluminium became a connected subsidiary of the Company by reason of the 40% interest held by of Xinan Aluminum (which in turn is owned as to 49.96% by Chinalco) in Chalco SW Aluminum. Transactions between the Company (and its subsidiary, Chalco Southwest Aluminum Cold Rolling) with Chalco SW Aluminum and Xinan Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement constitute continuing connected transactions of the Company and Chinalco under Chapter 14A of the Hong Kong Listing Rules.

Upon the official commencement of commercial production of Chalco Southwest Aluminum Cold Rolling, a subsidiary of the Company, the transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) and Chalco SW Aluminum are expected to increase. The Board estimates that the annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year of 2012 will no longer meet the needs of the Company's production and operation, and therefore proposes to revise the annual cap of the expenditure transactions for the year ending 31 December 2012.

As the highest percentage ratio applicable to the proposed revised annual cap for the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012 exceeds 5%, the Proposed Revision of Annual Cap is subject to the reporting, announcement, Independent Shareholders' approval and annual review requirements under Chapter 14A of the Hong Kong Listing Rules.

A circular containing, among others, (i) details of the Proposed Revision of Annual Cap; (ii) a letter from China Merchants Securities to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revision of Annual Cap; and (iii) a letter from the Independent Board Committee to the Independent Shareholders in respect of the Proposed Revision of Annual Cap will be despatched to the Shareholders pursuant to the Hong Kong Listing Rules on or before 15 May 2012.

I	INTRODUCTION

Reference is made to the announcement of the Company dated 27 October 2009 and the circular of the Company dated 13 November 2009 in relation to, among other things, the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement entered into between the Company and Xinan Aluminum.

Xinan Aluminum itself was formerly a connected person of the Company by reason of its being a 40% shareholder in Chalco SW Aluminum, a subsidiary of the Company. Upon Chinalco's further share acquisition resulting in its holding an aggregate of 49.96% interest in Xinan Aluminum in December 2011, Xinan Aluminum became an associate of Chinalco and at the same time, Chalco SW Aluminium became a connected subsidiary of the Company by reason of the 40% interest held by Xinan Aluminum (which in turn is owned as to 49.96% by Chinalco) in Chalco SW Aluminum. Transactions between the Company (and its subsidiary, Chalco Southwest Aluminum Cold Rolling) with Chalco SW Aluminum and Xinan Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement constitute continuing connected transactions of the Company and Chinalco under Chapter 14A of the Hong Kong Listing Rules.

Upon the official commencement of commercial production of Chalco Southwest Aluminum Cold Rolling, a subsidiary of the Company, the transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) and Chalco SW Aluminum are expected to increase. The Board estimates that the annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year of 2012 will no longer meet the needs of the Company's production and operation, and therefore proposes to revise the annual cap of the expenditure transactions for the year ending 31 December 2012.

II	TERMS OF SUPPLY OF ALUMINUM, ALUMINUM ALLOY INGOTS AND ALUMINUM FABRICATION SERVICES

The Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement dated 20 October 2008 (and renewed on 31 December 2009) was entered into between the Company and Xinan Aluminum for the supply of aluminum, aluminum ingots and aluminum fabrication services. The agreement was for a term of three years expiring on 31 December 2012. Transactions under the agreement are to be paid by cash upon delivery. The scope of the transactions under the agreement includes the following:

(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots;

(ii)

purchase of products and services by Chalco SW Aluminum, a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things, aluminum alloy ingots, provision of equipment, water, electricity and gas, provision of maintenance and repair services, provision of unloading, transportation and storage services;

(iii)	sale of products by Chalco SW Aluminum to Xinan Aluminum; such products include, among other things, aluminum alloy sheets or rolls, aluminum fabrication scraps; and

(iv)	purchase of products by China Aluminum International Trading Corporation Limited , a subsidiary of the Company, from Xinan Aluminum; such products mainly include aluminum fabrication products.

Pursuant to the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement, prices for the transactions shall be determined on the following principles:

(i)	according to state-prescribed price;

(ii)	if there is no state prescribed price but there is a state-guidance price, then according to the state-guidance price;

(iii)	if there is neither a state-prescribed price nor a state-guidance price, then according to the market price;

(iv)	if none of the above is applicable, then according to the contractual price.

Historical Transaction Amounts

For each of the three financial years ended 31 December 2011, the total transaction amounts paid by the Group to Xinan Aluminum for aluminum, aluminum alloy ingots and aluminum fabrication services under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement are set out as follows:

	For the year ended	For the year ended	For the year ended
Transaction	31 December 2009	31 December 2010	31 December 2011
	Total transaction amount	Total transaction amount	Total transaction amount
	(in RMB millions)	(in RMB millions)	(in RMB millions)

Expenditure
(Counterparty: Xinan Aluminum)	approximately 2,596	approximately 2,473	approximately 2,195

Chalco Southwest Aluminum Cold Rolling commenced official production in June 2011. Prior to Xinan Aluminum becoming an associate of Chinalco, the transactions between Chalco SW Aluminum and Chalco Southwest Aluminum Cold Rolling were intra-group transactions of the Company and were not connected transactions under the Hong Kong Listing Rules. Upon Xinan Aluminum becoming an associate of Chinalco, all transactions between Chalco Southwest Aluminum Cold Rolling with Chalco SW Aluminum and Xinan Aluminum will be treated as connected transactions under the Hong Kong Listing Rules. The above expenditure transactions for the year ended 31 December 2011 did not reflect the transactions between Chalco Southwest Aluminum Cold Rolling with Chalco SW Aluminum and Xinan Aluminum.

Proposed Revision of the 2012 Annual Cap

Upon Chalco SW Aluminium becoming a connected subsidiary of the Company and upon the official commencement of commercial production of Chalco Southwest Aluminum Cold Rolling in June 2011, the Board estimates that the annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year of 2012 will no longer meet the needs of the Company's production and operation, and therefore proposes to revise the annual cap of the expenditure transactions for the year ending 31 December 2012.

The existing and revised annual caps for the transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012 are set out as follows:

Transactions under the Provision	For the year ending 31 December 2012
of Aluminum and Aluminum
Alloy Ingots and Aluminum Fabrication	Existing	Proposed revised
Services Agreement	annual caps	annual caps
(Counterparty: Xinan Aluminum)	(in RMB millions)	(in RMB millions)

Expenditure	5,200	6,300
Revenue	9,000	No revision proposed

As at the date of this announcement, the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement have not exceeded the annual cap for the year ending 31 December 2012.

III	REASONS FOR REVISION OF THE 2012 ANNUAL CAP FOR THE EXPENDITURE TRANSACTIONS UNDER THE PROVISION OF ALUMINUM AND ALUMINUM ALLOY INGOTS AND ALUMINUM FABRICATION SERVICES AGREEMENT

The Company expects an increase in the 2012 annual cap for the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement mainly due to the following reasons:

(1)

Chalco Southwest Aluminum Cold Rolling, a subsidiary of the Company, officially commenced production in June 2011. For the purposes of its production, it purchases hot-rolled blanks from Chalco SW Aluminum. It is estimated that its transactions with Xinan Aluminum and Chalco SW Aluminum will substantially increase upon the commencement of commercial production. It is estimated that its transaction amount with Chalco SW Aluminum will substantially increase from approximately RMB1,278 million in year 2011 to approximately RMB3,643 million for year 2012; and

(2)

Upon Chinalco's further share acquisition resulting in its holding an aggregate of 49.96% interest in Xinan Aluminum, both Xinan Aluminum and Chalco SW Aluminum became connected persons of the Company and consequently, the transaction amounts which have to be accounted for as connected transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) and Xinan Aluminum will also increase.

IV	HONG KONG LISTING RULES IMPLICATIONS

Chinalco is the controlling shareholder and a connected person of the Company. Xinan Aluminum is an associate of Chinalco, and therefore also a connected person of the Company under the Hong Kong Listing Rules. By virtue of Chinalco's interest in Chalco SW Aluminum through Xinan Aluminum, Chalco SW Aluminum is also a connected subsidiary of the Company. Therefore, the transactions between the Company (including Chalco Southwest Aluminum Cold Rolling) with Xinan Aluminum and Chalco SW Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest percentage ratio applicable to the proposed revised annual cap for the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012 exceeds 5%, the Proposed Revision of Annual Cap is subject to the reporting, announcement, Independent Shareholders' approval and annual review requirements under Chapter 14A of the Hong Kong Listing Rules.

As Mr. Xiong Weiping, the Chairman of the Board and Mr. Lv Youqing, a non-executive Director also hold management positions in Chinalco, the controlling shareholder of the Company, they have abstained from voting on the board resolution in respect of the Proposed Revision of Annual Cap. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

V	REASONS FOR ENTERING INTO THE PROVISION OF ALUMINUM AND ALUMINUM ALLOY INGOTS AND ALUMINUM FABRICATION SERVICES AGREEMENT

Due to the long-term relationship between the Group and Xinan Aluminum, the Company considers that it is beneficial to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business. The Board (including independent non-executive Directors) considers that the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and the transactions thereunder are entered into (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

VI	INFORMATION OF THE PARTIES

(1)	Information relating to the Company

The Company is the largest producer of alumina and primary aluminum in the PRC. It is mainly engaged in bauxite mining, alumina refining and primary aluminum smelting.

(2)	Information relating to Xinan Aluminum

Xinan Aluminum, a limited liability company established in the PRC, which is an integrated large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products. As at the date of this announcement, its 49.96% equity interest is held by Chinalco.

(3)	Information relating to Chalco Southwest Aluminum Cold Rolling

Chalco Southwest Aluminum Cold Rolling is a wholly-owned subsidiary of the Company which is mainly engaged in producing aluminum fabricated products.

VII	GENERAL INFORMATION

The Board (including independent non-executive Directors) considers that the terms of the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and the Proposed Revision of Annual Cap are entered into in the ordinary and usual course of business of the Group, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

An Independent Board Committee has been formed to consider and advise the Independent Shareholders in respect of the terms of the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement and the Proposed Revision of Annual Cap. China Merchants Securities has been appointed as the independent financial adviser of the Company to advise the Independent Board Committee and the Independent Shareholders in these respects.

The resolution regarding the Proposed Revision of Annual Cap will be considered, and if thought fit, approved at the annual general meeting of the Company. Voting will be taken by poll and Chinalco and its associates will abstain from voting.

A circular containing, among others, (i) details of the Proposed Revision of Annual Cap; (ii) a letter from China Merchants Securities to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revision of Annual Cap; and (iii) a letter from the Independent Board Committee to the Independent Shareholders in respect of the Proposed Revision of Annual Cap will be despatched to the Shareholders pursuant to the Hong Kong Listing Rules on or before 15 May 2012.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of directors of the Company;

"Chalco SW Aluminum"

Chalco Southwest Aluminum Co., Ltd. , a limited liability company established in the PRC. As at the date of this announcement, its 60% equity interest is held by the Company and 40% equity interest is held by Xinan Aluminum;

"Chalco Southwest Aluminum Cold Rolling"	Chalco Southwest Aluminum Cold Rolling Company Limited , a limited liability company established in the PRC and a wholly-owned subsidiary of the Company as at the date of this announcement;

"Chinalco"

Aluminum Corporation of China* , a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.81% of the total issued share capital of the Company;

"China Merchants Securities"

China Merchants Securities (HK) Co., Ltd., a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) of the regulated activities under the Securities and Futures Ordinance, and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revision of Annual Cap;

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company incorporated in the PRC with limited liability, whose A Shares, H Shares and American depository shares are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"connected transaction(s)"	has the same meaning as defined in the Hong Kong Listing Rules;

"Group"	the Company and its subsidiaries;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

"Independent Board Committee"	a committee of the Board comprising independent non-executive Directors, namely, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao;

"Independent Shareholders"	Shareholders other than Chinalco and its associates;

"PRC"	the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan;

"Proposed Revision of Annual Cap"

the proposed revision of annual cap of the expenditure transactions under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement for the year ending 31 December 2012;

"Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement"

the agreement entered into between the Company and Xinan Aluminum on 20 October 2008 and renewed on 31 December 2009, in relation to the provision of aluminum and aluminum alloy ingots and aluminum fabrication services;

"RMB"	Renminbi, the lawful currency of China;

"Shareholders"	the shareholders of the Company; and

"Xinan Aluminum"

Xinan Aluminum (Group) Company Limited , a limited liability company established in the PRC, which is an integrated large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products. As at the date of this announcement, its 49.96% equity interest is held by Chinalco.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 April 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary